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                      NANOPHASE TECHNOLOGIES CORPORATION
                             453 COMMERCE STREET
                          BURR RIDGE, ILLINOIS 60521




                                 May 20, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Rico Vicencio

     Re:   Nanophase Technologies Corporation
           Registration Statement on Form S-1
           (Registration No. 333-23241);
           Registration Statement on Form 8-A (Registration No. 000-22333)
           ---------------------------------------------------------------

Dear Mr. Vicencio:

     Nanophase Technologies Corporation (the "Company") hereby withdraws from registration its Registration Statement on Form S-1 (Registration No. 333-23241) previously filed with the Securities and Exchange Commission (the "Commission"). This Registration Statement is being withdrawn due to market conditions. Please withdraw this Registration Statement immediately pursuant to Rule 477 and 478(c). No offers or sales of the Company's common stock occurred pursuant to this Registration Statement.

     The Company also hereby withdraws from registration its Registration Statement on Form 8-A (Registration No. 000-22333) relating to its common stock and previously filed with the Commission.


                                    Very truly yours,

                                    NANOPHASE TECHNOLOGIES CORPORATION


                                    By:  /s/ ROBERT W. CROSS
                                         -------------------------------------
                                         Robert W. Cross
                                         President and Chief Executive Officer


ARK:lt/2A:308646
cc:   Jerry Crotty (The Nasdaq Stock Market, Inc.)
      Adam R. Klein
      Christopher Kaufman